August 30, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:
Michael Davis

Re:
Loop Industries, Inc.

Registration Statement on Form S-3

File No. 333-258982

Acceleration Request

Requested Date:
September 2, 2021

Requested Time:
4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Loop Industries, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-258982) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (312) 636-2073.

* * * *

Sincerely,

LOOP INDUSTRIES, INC.

By: /s/ Drew Hickey
Drew Hickey
Chief Financial Officer

cc:
Daniel Solomita
Loop Industries, Inc.

Martin J. Waters
Megan J. Baier
Wilson Sonsini Goodrich & Rosati, P.C.

Robert C. Kim
Ballard Spahr LLP